Exhibit 99.2

ZenaTech Accelerates US Defense Engagement Efforts with Customer Field Demonstrations and Planned ZenaDrone Pilots in 2026

Vancouver, British Columbia, (December 16, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology business solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, provides an update on its ZenaDrone drone solutions subsidiary, reflecting accelerating efforts and growing engagement with US defense government stakeholders. The company also reports progress towards providing field demonstrations leading to planned pilot agreements in 2026.

“Our active discussions with US defense agency program managers are on track to deliver opportunities for technical field demonstrations and planned pilot programs in 2026. We anticipate making announcements regarding ZenaDrone’s success in the first quarter of the coming year,” said Shaun Passley, Ph.D., ZenaTech CEO. “This accelerated engagement, combined with strategic investments across US manufacturing, AI innovation, and our drone platforms, reflects a deliberate and disciplined execution plan. Through ZenaDrone we are dedicated to supporting evolving mission needs with scalable, AI‑powered drone solutions to address national security priorities.”

ZenaTech’s multi-pronged approach to winning US defense and federal agency contracts is designed to meet growing demand for domestically produced, secure, and technologically advanced unmanned aerial systems that support critical military mission requirements.  These range from inspection, surveillance, and reconnaissance to cargo logistics, inventory management, and emergency response.

ZenaTech has recently expanded and strengthened its US operations to support deeper government engagement, domestic manufacturing, and engineering collaboration for rapid deployment of drone services tailored to federal requirements. The opening of its new Washington, D.C.-area office places ZenaDrone at the epicenter of the federal government and defense community, meant to enable close coordination with military stakeholders, procurement officials, and congressional leaders. This strategic location supports early alignment on defense priorities and accelerates the pursuit of contract opportunities. The office is currently being staffed to lead ZenaDrone’s business development, capture, and program management activities—functions that are essential to driving the company’s defense revenue growth

Simultaneously, the company is commissioning a significantly expanded Arizona footprint in the city of Mesa for US-based drone assembly, production, and testing expected to be operational in Q1 2026. This expansion ensures that ZenaDrone’s flagship drone platforms are manufactured to meet stringent US and NATO standards, reinforcing the Company’s commitment to American-made, NDAA-compliant defense technologies.

Further, in line with the White House’s AI Action Plan and accompanying Executive Orders, ZenaTech recently established Zena AI, Inc., a specialized AI division based in Baton Rouge, Louisiana for AI and autonomy development. This R&D center will drive the development of next-generation AI-driven solutions tailored for defense and homeland security missions, including autonomous navigation, multi-drone coordination, and real-time decision-making analytics.

ZenaDrone’s flagship advanced multi-mission drone systems for government and defense currently at various testing and cybersecurity certification readiness stages include:

•The ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) rugged construction drone capable of lifting ~40 kg, with AI-enabled autonomy, and secure communications via its proprietary Drone Net system. Designed for inspection, surveillance, and reconnaissance (ISR) applications, critical cargo applications, and border patrol via a gas version currently under development, being designed for longer flights. It has undergone paid trials with both the US Air Force and Navy Reserve for applications, including critical cargo delivery such as temperature controlled medical supplies

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military infrastructures for inventory management via barcode scanning and security applications, it features obstacle avoidance and AI-driven drone swarms or fleets

•The IQ Square, a VTOL drone (starting size 40” X40”) engineered for line-of-sight land surveys, infrastructure inspections, road and bridge inspections, and defense reconnaissance tasks

The US military procurement cycle for drone solutions typically begins with early engagement and capability demonstrations, followed by requirement alignment and evaluation, progression into pilot or prototype programs, and ultimately acquisition processes that lead to contract awards and scaled deployment. Through accelerated engagement efforts, ZenaDrone is focused on being positioned as a trusted partner and supplier to US defense and homeland security agencies, fully aligned with evolving national security priorities and federal policy directives.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.